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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   Form N-8F


                                Amendment No. 1

Application for Deregistration of Certain Registered Investment Companies.

     I. General Identifying Information

     1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [ ]   Merger
         [x]   Liquidation
         [ ]   Abandonment of Registration
               (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]  Election of status as a Business Development Company
              (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

     2.  Name of fund: The Lipper Funds, Inc.

     3.  Securities and Exchange Commission File No.: 811-9108

     4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

        [ ]   Initial Application   [x]   Amendment

     5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

        The Lipper Funds, Inc.
        101 Park Avenue, 6th Floor

        New York, NY 10178

     6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Lawrence S. Block
         Lipper & Company
         101 Park Avenue, 6th Floor
         New York, NY 10178
         (212) 883-6333

     7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules
31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         Lipper & Company, L.L.C.
         101 Park Avenue
         New York, NY 10178
         (212) 883-6333

         With respect to Prime Lipper Europe Equity Fund series only:
               Prime Lipper Asset Management
               101 Park Avenue
               New York, NY 10178
                      and
               Via Turati 9
               Milan, Italy 20124

         With respect to Lipper High Income Bond Fund series only:
               Neuberger Berman Management Inc.
               605 Third Avenue
               New York, NY  10158

         With respect to stock ownership and stock transfer records:
               ALPS Mutual Fund Services, Inc.
               1625 Broadway
               Suite 2200
               Denver, CO 80202

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

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

     8.  Classification of fund (check only one):

         [x]    Management company;

         [ ]    Unit investment trust; or

         [ ]    Face-amount certificate company.

     9. Subclassification if the fund is a management company (check only one):

         [x]    Open-end      [ ]    Closed-end

     10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         Maryland

     11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Lipper & Company, L.L.C.
         101 Park Avenue
         New York, NY 10178

         Prime Lipper Asset Management
         101 Park Avenue
         New York, NY 10178
                and
         Via Turati 9
         Milan, Italy 20124

     12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         Lipper & Company, L.P.
         101 Park Avenue
         New York, NY 10178

     13. If the fund is a unit investment trust ("UIT") provide:

         (a)  Depositor's name(s) and address(es):

              Not Applicable

         (b)  Trustee's name(s) and address(es):

              Not Applicable


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

     14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ ]   Yes       [x]   No

         If Yes, for each UIT state:

               Name(s):

               File No.:  811-______

               Business Address:

     15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [x]  Yes    [ ]  No

         If Yes, state the date on which the board vote took place: The board of directors approved the filing of a Form N-8F on December 17, 2002. The basis of such application was "Abandonment." The board of directors approved an amended application for deregistration designating its basis as "Liquidation" on February 6, 2003.

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [ ]  Yes    [x]   No

         If Yes, state the date on which the shareholder vote took place:

         If No, explain: The fund has no shareholders.

    II.  Distributions to Shareholders

    16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [x]  Yes    [ ]  No

         (a) If Yes, list the date(s) on which the fund made those distributions:

             January 31, 2003

         (b) Were the distributions made on the basis of net assets?

         [x]  Yes    [ ]  No

         (c) Were the distributions made pro rata based on share ownership?


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


         [x]  Yes  [ ]  No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e) Liquidations only:

         Were any distributions to shareholders made in kind?

         [x]  Yes  [ ]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

          When the in kind distribution was made, 100% of The Lipper Funds, Inc. was owned by affiliates. As of the date this form is filed, the fund has no shareholders.

          Note: Under the Procedures for In Kind Redemption to Affiliated Shareholders approved by the board of directors of the Fund, the board of directors may approve an in kind redemption to affiliated shareholders, so long as such redemption was effected in accordance with the approved procedures, did not favor the affiliated shareholder to the detriment of any other shareholder and were in the best interests of the Fund.

     17.  Closed-end funds only:

          Has the fund issued senior securities?

          [ ]  Yes  [ ]  No

          If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

     18. Has the fund distributed all of its assets to the fund's shareholders?

          [x]  Yes  [ ]  No

          If No,

          (a) How many shareholders does the fund have as of the date this form is filed?

          None.

          (b) Describe the relationship of each remaining shareholder to the fund:

          N/A

     19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [ ]  Yes  [x]  No


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

          If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

     III. Assets and Liabilities

     20. Does the fund have any assets as of the date this form is filed?

         [ ]  Yes  [x]  No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b) Why has the fund retained the remaining assets?

         (c) Will the remaining assets be invested in securities?

         [ ]  Yes  [ ]  No

     21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ]  Yes  [x]  No

         If Yes,

         (a) Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

     IV. Information About Event(s) Leading to Request For Deregistration

     22. (a) List the expenses incurred in connection with the Merger or
Liquidation:

             (i) Legal expenses: $34,900.

             (ii) Accounting expenses: $0

            (iii) Other expenses (list and identify separately):N/A

             (iv) Total expenses (sum of lines (i)-(iii) above): $34,900.

         (b) How were those expenses allocated?

                 No expenses were allocated to the Fund in connection with the Liquidation.

         (c) Who paid those expenses?

                     All expenses incurred in connection with the Liquidation were paid by Lipper & Company, L.L.C. and Prime Lipper Asset Management.

         (d) How did the fund pay for unamortized expenses (if any)?

                       N/A

     23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ]  Yes      [x]   No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

     V.  Conclusion of Fund Business

    24.  Is the fund a party to any litigation or administrative proceeding?

         [ ]  Yes    [x]   No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

     25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]  Yes    [x]   No

         If Yes, describe the nature and extent of those activities:

     VI. Mergers Only

    26. (a) State the name of the fund surviving the Merger:

        (b) State the Investment Company Act file number of the fund surviving the Merger: 811-______

        (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

        (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                 VERIFICATION

          The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Lipper Funds, Inc., (ii) he is the President of The Lipper Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                         /s/ Kenneth Lipper
                                         -------------------------------------
                                         Kenneth Lipper, Chairman of the Board,
                                         Chief Executive Officer and President


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